================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         -------------------------------


For the months of July and August, 2004

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   [X]                    Form 40-F   [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes   [X]                    No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.


================================================================================

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               International Uranium Corporation
                                                         (Registrant)

Date:  August 31, 2004                         By:  /s/  Ron F. Hochstein
       ------------------                           ----------------------------
                                                    Ron F. Hochstein, President

                                  EXHIBIT INDEX

Exhibit Number           Description
--------------           -----------

1                        Press Release dated July 14, 2004
2                        Press Release dated July 15. 2004
3                        Press Release dated August 17, 2004
4                        Press Release dated August 19, 2004
5                        Press Release dated August 26, 2004
6                        Press Release dated August 27, 2004

CONTACT: SOPHIA SHANE          2101, 885 West Georgia Street       INTERNATIONAL
Corporate Development          Vancouver, British Columbia         URANIUM
Tel:  (604)  689-7842          Canada  V6C 3E8                     CORPORATION
Fax:  (604)  689-4250          www.intluranium.com


PRESS RELEASE


                     MONGOLIA SHIVEEN GOL COPPER/GOLD UPDATE

JULY 14, 2004 (IUC - TSX) ... INTERNATIONAL URANIUM CORPORATION owns approximately 63% of the outstanding shares of Fortress Minerals Corp. ("Fortress"). Fortress today reported results from a rock sampling program at the Shiveen Gol copper/gold project in Mongolia as follows:

Recent rock sampling results from the 100% owned Shiveen Gol, copper-gold project in NW Mongolia have significantly enhanced the surface extent of known mineralization. The project is drill-ready and site preparation is underway to start a proposed drilling campaign of a minimum of 2,000 metres for later this month.

The Shiveen Gol project is located 1,100 km west of Ulaanbaatar, the capital city of Mongolia. The project area was first investigated by the current exploration team in 2003. The mineralization is interpreted to represent an Iron Oxide Copper Gold (IOCG) system located on the flanks of a large multi-stage Caldera complex (of approximately 35km(2) size). The current zones of interest within the Shiveen Gol mineralised system, the "Ring Dyke Zone" (RDZ) and "Sino Pit Zone" (SPZ) appear to have not been investigated by previous Russian and Mongolian 'expeditions' as their attention appears to have been focussed on nearby polymetallic veins. However, it is believed that approximately 10,000 tonnes of rock had been extracted from three pits within the SPZ by ancient miners (pre-18th Century). The RDZ (1.6km(2)) and SPZ (1km(2)) are located adjacent to each other and within a few hundred metres of a regional North to North West trending structure.

The Ring Dyke Zone was recognised at the end of the 2003 field season and partially investigated by 2 diamond drill holes, a third was started but terminated prematurely due to bad weather. All three holes intercepted anomalous copper mineralization in the range 0.1%-0.5% copper. These holes are now interpreted to be located on the edge of the Shiveen Gol mineralised system as determined by the results of ground magnetic work and rock geochemistry completed in 2004.

To-date, a total of 98 rock chip and grab samples have been collected from the RDZ. Of these samples, 20 assayed in excess of 1% Cu including one continuous 17 metre chip sample returning a value of 2.5% Cu. The maximum value obtained to date from the RDZ is 5.9% Cu. Precious metal results also indicate that local enrichment has taken place with results for Au up to 301 ppb, and Ag up to 102ppm.

The recently discovered Sino Pit Zone is approximately 2km by 500m and comprises disseminated chalcopyrite within quartz monzonites and metamorphosed diorites. Over 30 rock geochemistry sample results are pending for this zone but of the 36 samples collected to date 22 contain in excess of 0.5% Cu and 5 contain Cu concentrations in excess of 1% Cu (maximum 1.9% Cu). The SPZ is scheduled to be drilled in the proposed upcoming drill program.

In summary, the 2004 exploration program at Shiveen Gol has been successful in significantly increasing the size of the zone of interest from less than 1km(2) to approximately 2.6km(2). Fortress intends to drill a minimum of 8 to 10 holes or approximately 2,000m into the Shiveen Gol prospect (RDZ and SPZ zones). The type of drilling scheduled is a combination Reverse Circulation / Diamond drill capable of angled holes.

Fortress currently holds 100% interest in 1.75 million hectares of exploration permits in Mongolia. Besides Shiveen Gol, Fortress is also currently working on two other exploration fronts in Mongolia, the Erdenet copper-molybdenum (gold) belt and Huvsgol gold project. Further information on the proposed drilling program at Shiveen Gol and the exploration progress at the other programs will be released during the current field season.

Rock samples were prepared and pulped by Analabs (a subsidiary of SGS Laboratories) in Ulaanbaatar. Acme Analytical Laboratories Ltd., Vancouver assayed the pulps. Fortress randomly incorporates one of six quality control laboratory Standards into the analytical procedure. The Standards were provided by Ore Research and Exploration Pty. Ltd. (Australia) and each Standard has been evaluated by several recognised mineral testing laboratories in accordance with International Standards Organisation (ISO) recommendations. The Company's Qualified Person under National Instrument 43-101 is G.E. (Greg) McKelvey, a registered geologist in Wyoming and a Certified Professional Geologist in accordance with the guidelines of the American Institute of Professional Geologists. Mr. McKelvey is also a member of the Society of Economic Geologists, and a Fellow of the Geological Society of America.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President




Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: risks inherent in exploration activities; volatility and sensitivity to market prices for uranium and vanadium; the impact of the sales volume of uranium and vanadium; competition; reliance on income from processing uranium-bearing waste materials; the impact of change in foreign currency exchange rates and interest rates; imprecision in resource and reserve estimates; environmental and safety risks including increased regulatory burdens; changes to reclamation requirements; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this release. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: SOPHIA SHANE          2101, 885 West Georgia Street       INTERNATIONAL
Corporate Development          Vancouver, British Columbia         URANIUM
Tel:  (604)  689-7842          Canada  V6C 3E8                     CORPORATION
Fax:  (604)  689-4250          www.intluranium.com


PRESS RELEASE


                 IUC ACQUIRES NEW URANIUM PROPERTIES IN MONGOLIA


JULY 15, 2004 (IUC - TSX) ... INTERNATIONAL URANIUM CORPORATION ("IUC") is pleased to announce the addition of six new uranium exploration areas to the "Gurvan Saihan" Joint Venture in Mongolia. IUC is the Managing Director and Operator and holds a 70% interest in the Mongolia JV, with the Mongolian government and a Russian geological concern each holding a 15% interest.

With the rising uranium spot market, the Company moved to capitalize on its local knowledge of prime uranium exploration areas in Mongolia by substantially adding to its property position. Seven new exploration licenses, in six separate locales, were recently issued to the JV. These licenses total approximately 540,000 hectares, which brings the Gurvan Saihan Joint Venture's total land position in Mongolia to 1.65 million hectares.

All of the new license areas are located in the Central Gobi region and lie along the same regional belt of sedimentary basins that host significant uranium deposits at the JV's Hairhan and Haraat properties. Please see attached map. The identified uranium deposits occur in Cretaceous age fluvial and lacustrine sediments derived from weathering of crystalline basement rocks, including granites and metamorphic rocks. Uranium mineralization occurs in sandstones, siltstones, clays and coaley sediments deposited in intermontane basins. The focus of past and planned uranium exploration is for sandstone-hosted deposits that can be mined using the "In Situ Leach" ("ISL") method.

The JV's past work included nearly 150,000 meters of drilling and operation of two ISL pilot tests. The JV has identified inferred uranium resources totalling 21,672,000 @ 0.052% U(3)O(8) for approximately 8,700 tonnes U (22.6 million pounds U(3)O(8)). These deposits occur at depths of less than 150 meters, and pilot testing has confirmed that ISL is applicable. The resource estimate was completed by the JV prior to the implementation of NI 43-101, however, the Company considers this estimate to be relevant and the best existing estimate of the resources.

The areas recently licensed are known to have deposits of the Cretaceous Zuunbayan formation sediments that are the same as the host rocks for uranium deposits at Hairhan and Haraat. Based on past regional geologic work and prospecting work performed in 1998-1999, a number of radiometric anomalies and uranium occurrences have been identified in the new license areas. The Company is preparing plans to initiate exploration in 2004. Initial work will include geologic mapping and gamma spectrometric surveys to locate local anomalies in the host formation. Drilling is presently contemplated for the 2004 work also, and definitive targets and programs will be developed in the coming weeks.

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and uranium and vanadium deposits in the U.S. including a fully permitted 2,000 ton per day uranium/vanadium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal. In addition, the Company owns approximately 63% of the outstanding shares of Fortress Minerals Corp., a public company engaged in precious and base metal exploration in Mongolia.




Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: risks inherent in exploration activities; volatility and sensitivity to market prices for uranium and vanadium; the impact of the sales volume of uranium and vanadium; competition; reliance on income from processing uranium-bearing waste materials; the impact of change in foreign currency exchange rates and interest rates; imprecision in resource and reserve estimates; environmental and safety risks including increased regulatory burdens; changes to reclamation requirements; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this release. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

United States investors are advised that while the term "inferred" resources is recognized and required by Canadian regulations, SEC does not recognize that term. Investors are cautioned not to assume that all or any part of mineral deposits in this category will ever be converted into reserves.



ON BEHALF OF THE BOARD

Ron F. Hochstein
President

                 [INTERNATIONAL URANIUM COMPANY (MONGOLIA) LTD.
                            CONCESSION LOCATION MAP]

CONTACT: SOPHIA SHANE          2101, 885 West Georgia Street       INTERNATIONAL
Corporate Development          Vancouver, British Columbia         URANIUM
Tel:  (604)  689-7842          Canada  V6C 3E8                     CORPORATION
Fax:  (604)  689-4250          www.intluranium.com


PRESS RELEASE


 HIGH GRADE URANIUM ZONE EXPANDED AT MOORE LAKE WITH BEST HOLES RECEIVED TO DATE

AUGUST 17, 2004 (IUC - TSX) ... INTERNATIONAL URANIUM CORPORATION ("IUC") and JNR Resources Inc. ("JNR") are pleased to provide an update on the summer diamond drilling program on their Moore Lake uranium project, located in the Athabasca Basin of northern Saskatchewan. Please see attached map.

The Companies have received the geochemical results for the first three holes drilled this summer on the high grade Maverick Zone (ML-47 to - 49), and are pleased to report two new significant uranium intersections in Holes ML-48 and ML-49.

==============================================================================================
       HOLE                 INTERVAL (m)                LENGTH (m)                U(3)O(8) %
----------------------------------------------------------------------------------------------
ML-48                      269.00-273.70                  4.7                       4.01
including                  270.00-272.70                  2.7                       6.74
----------------------------------------------------------------------------------------------
ML-49                      262.00-266.50                  4.5                       2.41
Including                  262.50-265.00                  2.5                       4.17
----------------------------------------------------------------------------------------------
ML-47                      269.05-278.05                  9.0                       0.30*
including                  273.05-275.85                  2.8                       0.64*
==============================================================================================

* grade equivalent

Holes ML-48 and ML-49 were progressive 17 meter stepouts to the west of ML-25 (the discovery hole), and represent the best intersections to date on the property. Of note, while the uranium mineralization in ML-48 is of the classic unconformity style, the mineralization in ML-49 is hosted entirely by sandstone. This variety in mineralization styles, including previously intersected basement hosted mineralization, is common to uranium deposits in the Athabasca Basin.

ML-47 was drilled south of and on section with ML-31. The results for this hole were determined from a calibrated downhole probe. Geochemical results are not available because of the poor core recovery through the mineralized zone. Hole ML-47 will require follow-up, as it is still in the footwall of the Maverick structure, with the optimum target still to the south.

The Companies have also received the interpretation from the geophysical surveys completed on the property earlier this summer. The structural corridor that hosts the uranium mineralization has been extended to the northeast and west, and can now be traced over a minimum strike length of three kilometers.

The Companies are very pleased with these results and a second drill crew is being mobilized. The second drill should be operating within ten days. Assay results from several other holes are pending and will be released as soon as available.

Ron Hochstein, President of IUC, commented, "The excellent results we are receiving from Moore Lake combined with the continuing rise in uranium prices bodes very well for the project. The high grade uranium zone has been significantly expanded and we look forward to continued success in the summer drill program."

Drill core was prepared and analysed by the Saskatchewan Research Council in accordance with industry standards. Drill results and technical data have been reviewed by Richard Kusmirski, P.Geo., a Qualified Person pursuant to NI 43-101.

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and uranium and vanadium deposits in the U.S. including a fully permitted 2,000 ton per day uranium/vanadium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal. In addition, the Company owns approximately 63% of the outstanding shares of Fortress Minerals Corp., a public company engaged in precious and base metal exploration in Mongolia.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: risks inherent in exploration activities; volatility and sensitivity to market prices for uranium and vanadium; the impact of the sales volume of uranium and vanadium; competition; reliance on income from processing uranium-bearing waste materials; the impact of change in foreign currency exchange rates and interest rates; imprecision in resource and reserve estimates; environmental and safety risks including increased regulatory burdens; changes to reclamation requirements; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this release. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



ON BEHALF OF THE BOARD

Ron F. Hochstein
President

                       [INTERNATIONAL URANIUM CORPORATION
                               MOORE LAKE PROJECT
                           MAVERICK AREA DRILLING MAP]

CONTACT: SOPHIA SHANE          2101, 885 West Georgia Street       INTERNATIONAL
Corporate Development          Vancouver, British Columbia         URANIUM
Tel:  (604)  689-7842          Canada  V6C 3E8                     CORPORATION
Fax:  (604)  689-4250          www.intluranium.com


PRESS RELEASE


                   NEW HIGH GRADE RESULTS IN FROM MOORE LAKE
                     INCLUDING 4.4 METRES OF 7.02% U(3)O(8)

AUGUST 19, 2004 (IUC - TSX) ... INTERNATIONAL URANIUM CORPORATION ("IUC") and JNR Resources Inc., jointly the "Companies", are pleased to announce the latest results from the summer diamond drilling program currently underway on their Moore Lake uranium project, located in the Athabasca Basin of northern Saskatchewan. IUC has an option to earn a 75% interest. Please see attached map.

The Companies have just received the geochemical assays from two additional holes drilled this summer on the Maverick Zone (ML-54 & -55) and are pleased to report two new high grade uranium intersections. In fact, ML-55 which intersected 5.14% U(3)O(8) over 6.2 metres, including a 4.4 metre interval of 7.02% U(3)O(8), represents the best hole drilled to date on the property. ML-54 intersected 3.5 % U(3)O(8) over 5.0 metres; including a 2.5 metre interval of 6.52% U(3)O(8). Of note, is that the 5.0 meter interval in ML-54 also returned
2.4 g/t gold.

==============================================================================================
       HOLE                 INTERVAL (m)                LENGTH (m)                U(3)O(8) %
----------------------------------------------------------------------------------------------
ML-54                      264.50-269.50                   5.0                       3.50
including                  266.00-268.50                   2.5                       6.52
----------------------------------------------------------------------------------------------
ML-55                      263.00-269.20                   6.2                       5.14
including                  263.50-267.90                   4.4                       7.02
==============================================================================================

ML-54 and -55 were progressive 17 metre stepouts to the west of ML-35. The mineralization in both holes is associated with pitchblende, a uranium bearing mineral that is common to high grade deposits. The pitchblende in these two holes occurs throughout the sandstone matrix and as irregular veinlets throughout the host rock. The mineralization in ML-54 occurs at the unconformity, while in ML-55 it occurs in the sandstone, immediately above the unconformity.

The Companies are very pleased with these results. The summer diamond drilling program will continue into the fall. Start up of the second drill is on schedule.

Ron Hochstein, President of IUC, commented, "The summer drilling program at Moore Lake has been an outstanding success so far - and we're barely half way through. It's been particularly exciting for us, as recently, each good hole we get seems to outdo the previous one. With uranium at US $19 per pound and expected to rise further still, we look forward to the continued success of the program."

Drill core was prepared and analysed by the Saskatchewan Research Council in accordance with industry standards. Drill results and technical data have been reviewed by Richard Kusmirski, P.Geo., a Qualified Person pursuant to NI 43-101.

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and uranium and vanadium deposits in the U.S. including a fully permitted 2,000 ton per day uranium/vanadium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal. In addition, the Company owns approximately 63% of the outstanding shares of Fortress Minerals Corp., a public company engaged in precious and base metal exploration in Mongolia.


Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: risks inherent in exploration activities; volatility and sensitivity to market prices for uranium and vanadium; the impact of the sales volume of uranium and vanadium; competition; reliance on income from processing uranium-bearing waste materials; the impact of change in foreign currency exchange rates and interest rates; imprecision in resource and reserve estimates; environmental and safety risks including increased regulatory burdens; changes to reclamation requirements; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this release. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



ON BEHALF OF THE BOARD

Ron F. Hochstein
President

                       [INTERNATIONAL URANIUM CORPORATION
                               MOORE LAKE PROJECT
                           MAVERICK AREA DRILLING MAP]

CONTACT: SOPHIA SHANE          2101, 885 West Georgia Street       INTERNATIONAL
Corporate Development          Vancouver, British Columbia         URANIUM
Tel:  (604)  689-7842          Canada  V6C 3E8                     CORPORATION
Fax:  (604)  689-4250          www.intluranium.com


PRESS RELEASE


                          $4 MILLION PRIVATE PLACEMENT

AUGUST 26, 2004 (IUC - TSX) ... INTERNATIONAL URANIUM CORPORATION ("IUC") reports that it has agreed to sell on a non-brokered, private placement basis, up to an aggregate of 1 million Flow Through Common Shares at a price of $4.00 per share for gross proceeds of $4 million.

The gross proceeds of the Flow-Through Shares shall be used for the exploration of the Company's current Canadian exploration projects. The Company will use its best efforts to ensure that the exploration expenditures qualify for the investment expenditure credits for purposes of the Income Tax Act (Canada).

The Company will pay a 4% finder's fee in connection with the private placement.

The private placement is subject to regulatory approval.

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and uranium and vanadium deposits in the U.S. including a fully permitted 2,000 ton per day uranium/vanadium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal. In addition, the Company owns approximately 63% of the outstanding shares of Fortress Minerals Corp., a public company engaged in precious and base metal exploration in Mongolia.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: risks inherent in exploration activities; volatility and sensitivity to market prices for uranium and vanadium; the impact of the sales volume of uranium and vanadium; competition; reliance on income from processing uranium-bearing waste materials; the impact of change in foreign currency exchange rates and interest rates; imprecision in resource and reserve estimates; environmental and safety risks including increased regulatory burdens; changes to reclamation requirements; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this release. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



ON BEHALF OF THE BOARD

Ron F. Hochstein
President

CONTACT: SOPHIA SHANE          2101, 885 West Georgia Street       INTERNATIONAL
Corporate Development          Vancouver, British Columbia         URANIUM
Tel:  (604)  689-7842          Canada  V6C 3E8                     CORPORATION
Fax:  (604)  689-4250          www.intluranium.com


PRESS RELEASE


                           PRIVATE PLACEMENT INCREASED


AUGUST 27, 2004 (IUC - TSX) ... INTERNATIONAL URANIUM CORPORATION ("IUC") reports that it has agreed to increase the private placement announced on August 26, 2004 by up to an additional 250,000 Flow Through Common Shares for additional gross proceeds of $1 million. A total aggregate of 1,250,000 Flow Through Common Shares will now be sold at a price of $4.00 per Flow Through Common Share for total gross proceeds of $5 million. All terms and conditions remain the same.

The gross proceeds of the Flow-Through Shares shall be used for the exploration of the Company's current Canadian exploration projects. The Company will use its best efforts to ensure that the exploration expenditures qualify for the investment expenditure credits for purposes of the Income Tax Act (Canada).

The private placement is subject to regulatory approval.

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and uranium and vanadium deposits in the U.S. including a fully permitted 2,000 ton per day uranium/vanadium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal. In addition, the Company owns approximately 63% of the outstanding shares of Fortress Minerals Corp., a public company engaged in precious and base metal exploration in Mongolia.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: risks inherent in exploration activities; volatility and sensitivity to market prices for uranium and vanadium; the impact of the sales volume of uranium and vanadium; competition; reliance on income from processing uranium-bearing waste materials; the impact of change in foreign currency exchange rates and interest rates; imprecision in resource and reserve estimates; environmental and safety risks including increased regulatory burdens; changes to reclamation requirements; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this release. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



ON BEHALF OF THE BOARD

Ron F. Hochstein
President